SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WILLIAM LYON HOMES

(Name of Subject Company (issuer))

WILLIAM LYON

(Name of 14d-1 and 13e-3 Filing Person (offeror))

WILLIAM H. LYON

THE WILLIAM HARWELL LYON 1987 TRUST

THE WILLIAM HARWELL LYON SEPARATE PROPERTY TRUST

(Name of 13e-3 Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

552074 10 6

(CUSIP Number of Class of Securities)

William Lyon

c/o William Lyon Homes

4490 Von Karman Avenue

Newport Beach, California 92660

(949) 833-3600

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Filing persons)

copy to:

David A. Krinsky, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive, Suite 1700

Newport Beach, California 92660

(949) 760-9600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$458,663,000	$49,077

*	Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share, of William Lyon Homes, a Delaware corporation (“Lyon Homes”), other than the shares owned by William Lyon, Chairman of the Board and Chief Executive Officer of Lyon Homes, at a purchase price of $100.00 per share, net to the seller in cash. As of February 28, 2006, there were 8,652,067 shares of common stock outstanding, of which 4,115,437 shares are owned by William Lyon. As of February 28, 2006, there were 50,000 options to acquire outstanding shares of common stock. As a result, this calculation assumes the purchase of 4,586,630 shares.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals 0.010700% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$49,077	Filing Party:	William Lyon (14d-1 and 13e-3 filing person) William H. Lyon The William Harwell Lyon 1987 Trust The William Harwell Lyon Separate Property Trust (13e-3 filing persons)
Form or Registration No.:	005-61509	Date Filed:	April 10, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed on Schedule TO (the “Schedule TO”) filed on March 17, 2006, as amended on March 20, 2006, March 21, 2006, March 22, 2006, and April 10, 2006, by William Lyon (the “Offeror”), Chairman and Chief Executive Officer of William Lyon Homes, a Delaware corporation (“Lyon Homes”). This Amendment No. 5 relates to the amended offer by the Offeror to purchase all outstanding shares of common stock, par value $0.01 per share (“Common Shares”), of Lyon Homes not owned by the Offeror, at a purchase price of $100.00 per Common Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 17, 2006, as amended by amendments to the Schedule TO (the “Offer to Purchase”), and the related (original) blue Letter of Transmittal, as amended and supplemented by the Supplement dated April 10, 2006 (the “Supplement”) to the Offer to Purchase and the related revised (purple) Letter of Transmittal (which, as amended or supplemented from time to time, collectively together constitute the “Amended Offer”).

ITEM 11.	ADDITIONAL INFORMATION.

(a)(5) The discussion set forth in the Supplement under the heading “The Amended Offer—Certain Legal Matters” is hereby amended and restated to read in its entirety as follows:

As disclosed in amendments to the Tender Offer Statement on Schedule TO previously filed by the Offeror with the SEC, there have been three purported class action lawsuits filed related to the Original Offer. The discussion set forth in “The Offer—Section 13. Certain Legal Matters” of the Offer to Purchase is hereby supplemented by adding the following:

Litigation Challenging the Tender Offer.

On March 17, 2006, an action entitled Alaska Electrical Pension Fund v. William Lyon Homes, Inc. et. al. (Case No. 06CC00047), was filed in the Superior Court of the State of California for the County of Orange. The Alaska Electrical Pension Fund complaint names as defendants Lyon Homes and the members of the Lyon Homes board of directors. The complaint purports to assert class action claims on behalf of all public stockholders of Lyon Homes. The complaint alleges that Lyon Homes and its directors have breached their fiduciary duties to the public stockholders of Lyon Homes in connection with the Offer to purchase dated March 17, 2006. The complaint seeks equitable relief, including enjoining the Offer, as well as costs and expenses.

On March 20, 2006, an action captioned Stephen L. Brown v. William Lyon Homes et al. (Civil Action No. 2015-N), was filed in the Court of Chancery of the State of Delaware in and for New Castle County. The Brown complaint names as defendants Lyon Homes and the members of the Lyon Homes board of directors. The complaint purports to assert class action claims on behalf of all public stockholders of Lyon Homes. The complaint alleges that Lyon Homes and its directors have breached their fiduciary duties to the public stockholders of Lyon Homes in connection with the Offer to purchase dated March 17, 2006. The complaint seeks damages and equitable relief, including enjoining the Offer, as well as costs and expenses incurred.

On March 21, 2006, another action, captioned Michael Crady and Crady Family Trust v. General William Lyon et al. (Civil Action No. 2017-N), was filed in the Court of Chancery of the State of Delaware in and for New Castle County. The Crady complaint names as defendants the members of the Lyon Homes board of directors. The complaint purports to assert class action claims on behalf of all public stockholders of Lyon Homes. The complaint alleges that the Lyon Homes directors have breached their fiduciary duties to the public stockholders of Lyon Homes in connection with the Offer to purchase dated March 17, 2006. The complaint seeks damages and equitable relief, including enjoining the Offer, as well as costs and expenses.

On March 24, 2006, the Delaware Court of Chancery entered an order consolidating the Crady and Brown actions and designating the Brown complaint as the operative complaint. The Delaware Court further set a hearing on plaintiffs’ motion for a preliminary injunction, and ordered expedited discovery. Thereafter, defendants and their representatives produced over 30,000 pages of documents, and plaintiffs took the depositions of certain of the defendants and their representatives. On April 5, 2006, plaintiffs in the consolidated Delaware action filed their brief and evidentiary motion in support of their motion for a preliminary injunction. On April 7, 2006, defendants filed their oppositions to plaintiffs’ motion.

In the California action, the Superior Court on March 28, 2006, ordered the parties to submit briefing on the court’s jurisdictional issue. On April 5, 2006, plaintiff Alaska Electrical Pension Fund filed an amended complaint. On April 6, 2006, the California Court ruled that it has jurisdiction over the action, and scheduled a further status conference for April 12, 2006.

On April 10, 2006, the parties to the consolidated Delaware action executed a Memorandum of Understanding (the “Memorandum”) reflecting their agreement to settle the class claims asserted in the Delaware action subject to approval of the Delaware Court. The Memorandum calls for the parties, after confirmatory discovery, to present to the Court a Stipulation of Settlement and any other necessary documents to obtain the prompt approval by the Court of the Settlement and the dismissal with prejudice of the Delaware action. The Stipulation of Settlement will include a release of all claims against all defendants held by the plaintiffs and class members. Pursuant to the terms of the Memorandum of Understanding, plaintiffs’ attorneys intend to apply for an award of fees not to exceed $1.2 million, and the Offeror has agreed to pay any fees awarded by the Court. The settlement is contingent upon, among other things, consummation of the Tender Offer at the $100.00 per share price and approval by the Delaware Court of Chancery. This summary of the Memorandum does not purport to be complete and is qualified in its entirety by reference to the Memorandum which is filed as an exhibit to the Schedule TO and which is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2006

WILLIAM LYON

/s/ WILLIAM LYON

After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement to the extent it constitutes a filing under Rule 13e-3 is true, complete and correct.

Dated: April 11, 2006

WILLIAM H. LYON

/s/ WILLIAM H. LYON

THE WILLIAM HARWELL LYON 1987 TRUST

By:	/s/ RICHARD M. SHERMAN, JR.
Richard M. Sherman, Jr., Trustee

THE WILLIAM HARWELL LYON SEPARATE PROPERTY TRUST

By:	/s/ RICHARD M. SHERMAN, JR.
Richard M. Sherman, Jr., Trustee